SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                  under the Securities Exchange Act of 1934
                              (Amendment No. 8)

                      Southern Pacific Rail Corporation
                              (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
                       (Title of class of securities)

                                 843584 10 3
                                (CUSIP number)

                          Richard J. Ressler, Esq.
                          Assistant General Counsel
                          Union Pacific Corporation
                   Martin Tower, Eighth and Eaton Avenues
                       Bethlehem, Pennsylvania  18018
                               (610) 861-3200
          (Name, address and telephone number of person authorized
                   to receive notices and communications)

                               with a copy to:

                            Paul T. Schnell, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York  10022
                          Telephone: (212)735-3000


               This Amendment No. 8 amends and supplements the
          Schedule 13D relating to the beneficial ownership by UP Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Union Pacific Railroad Company, a Utah corporation ("UPRR") and an indirect wholly owned subsidiary of Union Pacific Corporation, a Utah corporation ("Parent"), UPRR and Parent of shares of Common Stock, par value $.001 per share (the "Shares"), of Southern Pacific Rail Corporation, a Delaware corporation (the "Company").

               Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Tender Offer Statement on
          Schedule 14D-1 filed with the Securities and Exchange Commission by Purchaser, UPRR and Parent or in the Offer to Purchase referred to therein.

          ITEM 4.   PURPOSE OF TRANSACTION.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF
                    THE ISSUER.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               The information set forth in Items 4, 6 and 7 of the Schedule 13D is hereby amended and supplemented by the following information:

               On September 26, 1995, Parent issued a press release announcing, among other things, that it had entered into a comprehensive agreement with Burlington Northern Santa Fe Corporation ("BNSF") pursuant to which Parent and the Company, on the one hand, and BNSF, on the other hand, will grant each other various trackage rights in order to preserve competition following the Merger and BNSF would agree not to oppose Parent's proposed acquisition of the Company. A copy of the press release is attached hereto as Exhibit (g)(3) and incorporated herein by reference.


                                  SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  September 28, 1995    UNION PACIFIC CORPORATION

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Senior Vice President
                                              and General Counsel


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  September 28, 1995    UP ACQUISITION CORPORATION

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Vice President and
                                                Assistant Secretary


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  September 28, 1995    UNION PACIFIC RAILROAD
          COMPANY

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Senior Vice President
                                              and General Counsel


                                 EXHIBIT INDEX

          (g)(3) Text of press release issued by Parent on September 26, 1995.


     UNION PACIFIC
     CORPORATION - LOGO                 NEW RELEASE

                                        Contact: 610-861-3382
                                        Gary F. Schuster
                                        Vice President-Corporate
     Relations
                                        Martin Tower
                                        Eighth and Eaton Avenues
                                        Bethlehem, PA  18018

                                   FOR IMMEDIATE RELEASE

     OMAHA, September 26 -- Union Pacific and Southern Pacific railroads today announced a comprehensive agreement with Burlington Northern Santa Fe Corporation to preserve and intensify rail competition following the UP/SP merger.

          Under the agreement, BNSF will be able to serve every shipper that is served jointly by UP and SP today. In addition, UP/SP and BNSF will grant each other further rights which will create new competitive routes in a number of markets.

          The agreement calls for nearly 4,100 miles of trackage rights and line sales between UP/SP and BNSF. It guarantees strong rail competition for the Gulf Coast petrochemical belt, U.S.-Mexico border points, the Intermountain West, California, and along the Pacific Coast.

          "As part of our merger proposal with Southern Pacific Lines, we promised our customers that we would bring strong rail competition to every point that loses a two-carrier option," said Dick Davidson, Union Pacific Railroad Chairman.

          "This agreement backs up that pledge," he said. As part of the agreement, BNSF will not oppose UP's proposed acquisition of SP. "Many of our customers had requested that BNSF be selected as the competitive choice," Davidson added.

          "After taking the terms of our agreement with BNSF into account, we're confident we can show a net annual benefit from our proposed merger with SP exceeding $500 million," Davidson said.

          Under the agreement, UP/SP will share more than 3,800 miles of track with BNSF under trackage rights and sell more than 335 miles of track to BNSF.

          The line sales portion of the agreement would total about
     $150 million.

          Trackage rights are a contractual arrangement which allow one railroad to operate its trains with its own crews over the tracks of another railroad in exchange for a per mile fee. They are a proven means of providing effective rail service.

          "The combined UP/SP competing against the Burlington Northern Santa Fe will benefit rail customers through shorter routes, faster schedules, extensive new single-line service, elimination of capacity bottlenecks, improved car handling at terminals and cost efficiencies," said Davidson.

          The competitive agreement covers the following regions:
     WEST COAST-INTERMOUNTAIN
     Burlington Northern Santa Fe

          --BNSF will operate over SP and UP lines between Denver, Colorado and Oakland, California. BNSF will serve Provo, Geneva, Salt Lake City and Ogden, Utah; Reno, Nevada and various other intermediate points. BNSF will operate over both UP's "Feather River" route and SP's Donner Pass Line.

          --BNSF will purchase UP's "Inside Gateway" route in Northern California between Keddie and Bieber, linking its Oregon lines with its California network.

          --BNSF will serve the Oakland-San Jose area via UP trackage rights.

          --BNSF will improve its access to the Port of Oakland over SP trackage rights.

          --UP/SP will work with BNSF to assure uninterrupted rail service to the Ports of Long Beach and Los Angeles while the Alameda Corridor project is constructed.

     Union Pacific/Southern Pacific

          --UP/SP will have trackage rights in Oregon over BNSF between Bend and Chemult, Oregon to connect eastern Oregon and Washington with the SP's I-5 Corridor linking the Pacific Coast.

          --UP/SP will gain overhead trackage rights over BNSF's
     Mojave to Barstow, California line.

          --BNSF will enter into a proportional rate agreement with UP/SP over the Portland Gateway which will allow UP/SP to compete with BNSF on business originating or terminating in an area extending from Montana west and from Canada to the Columbia River and destined to or originating in an area extending from Oregon to West Texas.

     TEXAS-LOUISIANA

          --BNSF will operate over UP between Houston and Brownsville, Texas.

          --BNSF will be granted trackage rights on SP's line between Houston and Iowa Jct., Louisiana near Lake Charles. The remaining SP line east to Avondale, Louisiana near New
     Orleans from Iowa Jct. will be sold to BNSF, with UP retaining full trackage rights. This will give BNSF a through route between Houston and New Orleans, where the lines of UP and SP are parallel.

          --BNSF will gain access to major petrochemical plants at Mont Belvieu, Baytown, Amelia and Orange, Texas.

          --BNSF will operate over various UP and SP routes in Texas, including San Antonio-Sealy, San Antonio-Eagle Pass, Taylor-Round Rock and Waco-Taylor-Smithville.

          --UP will sell its Dallas-Waxahachie line to BNSF, but will retain exclusive rights to serve on-line customers.

     HOUSTON-MEMPHIS

          --BNSF will operate over SP between Houston and Fair Oaks, Arkansas and over UP between Fair Oaks and Memphis, Tennessee. This will give BNSF a through route between Houston and Memphis.

     ACCESS

          --BNSF will grant UP/SP improved access to the BNSF Chicago-Kansas City line at points west of Chicago; and to dock and port facilities in Superior, Wisconsin and Portland, Oregon.

     -MORE-

          The proposed agreement will be submitted to the Union
     Pacific Corporation Board of Directors at its regularly scheduled meeting on Thursday. The agreement will go before the Southern Pacific Rail Corporation Board of Directors, also meeting on
     Thursday.

          Union Pacific, a subsidiary of Union Pacific Corporation, plans to file its merger application with the Interstate Commerce Commission by December 1. A decision is expected next year.

     For further information, contact:
     John Bromley, Union Pacific, 402-271-3475
     Larry Kaufman, Southern Pacific, 303-812-5022